    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 13, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A
                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                AMENDMENT NO. 6
                               (Final Amendment)

                               BET HOLDINGS, INC.
                                (Name of Issuer)

                               BET HOLDINGS, INC.
                          BTV ACQUISITION CORPORATION
                               ROBERT L. JOHNSON
                           TELE-COMMUNICATIONS, INC.
                           LIBERTY MEDIA CORPORATION
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, $.02 Par Value per Share
                         (Title of Class of Securities)

                                  086585-10-6
                                 (CUSIP Number)

  Stephen M. Brett, Esq.      Frederick H. McGrath,    Howard V. Sinclair, Esq.   Stephen W. Hamilton, Esq.  Byron F. Marchant, Esq.
 Senior Vice President and             Esq.              Arent, Fox, Kintner,       Skadden, Arps, Slate,      BET Holdings, Inc.
      General Counsel         Baker & Botts, L.L.P.         Plotkin & Kahn           Meagher & Flom LLP           One BET Plaza
 Tele-Communications, Inc.     599 Lexington Avenue    1050 Connecticut Avenue,     1440 New York Avenue,      1900 W Place, N.E.
     5619 DTC Parkway           New York, NY 10022               N.W.                       N.W.             Washington, D.C. 20018
   Englewood, CO  80111           (212) 705-5000        Washington, D.C. 20036     Washington, D.C. 20005         (202) 608-2000
      (303) 267-5500                                        (202) 857-6000             (202) 371-7000


 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

     a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.  [_] A tender offer.

     d.  [_] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

     BET Holdings, Inc., a Delaware corporation (the "Company"), Robert L. Johnson, Tele-Communications Inc., a Delaware corporation ("TCI"), Liberty Media Corporation ("Liberty"), and BTV Acquisition Corporation, a Delaware corporation incorporated for the purposes of this transaction ("BTV Acquisition"), hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on May 1, 1998, as amended (the "Schedule 13E-3"), with respect to an offer by BTV Acquisition to acquire all of the issued and outstanding shares of Class A Common Stock, par value $.02 per share, of the Company which are not already owned by BTV Acquisition, Mr. Johnson, Liberty or their respective subsidiaries. This amendment constitutes Amendment No. 6 and the final amendment to the Schedule 13E-3.

     Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13E-3.

Item 1.  Past Contacts, Transactions or Negotiations.
         --------------------------------------------

     At a Special Meeting of the stockholders held on July 30, 1998, the stockholders of the Company voted to approve and adopt the Merger Agreement. On July 31, 1998, a Certificate of Merger with respect to the Merger was filed with the Secretary of State of the State of Delaware and, as a result, the Merger became effective as of 3:15 p.m. on July 31, 1998.

     As contemplated by the Merger Agreement and the other arrangements among the parties, immediately prior to the effectiveness of the Merger, Johnson, Liberty and the Johnson Children's Insurance Trust (the "Trust") each contributed all of their respective shares of capital stock of the Company to BTV Acquisition.

     In addition, prior to the Merger, the Company, Johnson, Liberty and the Trust entered into certain arrangements regarding the reorganization of the Company after the Merger.


Item 2.  Plans or Proposals of the Issuer or Affiliate.
         ----------------------------------------------

     The Merger was consummated on July 31, 1998. Following the Merger, Johnson, Liberty, the Trust and the Surviving Corporation effected certain additional reorganization transactions (the "Reorganization Transactions") involving the Surviving Corporation and its subsidiaries in order to minimize certain costs. The Company intends to file a Form 15 relating to the Class A Common Stock.


Item 3.  Source and Amounts of Funds or Other Consideration.
         --------------------------------------------------

     On July 30, 1998, Network entered into a definitive credit agreement with the various lenders party thereto, NationsBank, N.A. and Salomon Brothers Holding Company Inc., as co-documentation agents, and The Bank of New York, as administrative agent and as syndication agent, pursuant to which Network received two term loan facilities up to an aggregate of $300,000,000 and a revolving credit facility of up to $325,000,000, substantially in accordance with the terms described under "SPECIAL FACTORS--Financing of the Merger" and "- -Plans for the Company After the Merger" in the Proxy Statement.


Item 4.  Interest in Securities of the Issuer.
         ------------------------------------

     As a result of the consummation of the Merger, Johnson, Liberty and the Trust owned 100% of the outstanding capital stock of the Surviving Corporation. Following the Reorganization Transactions, Johnson, Liberty and the Trust hold 100% of the equity securities of the corporation resulting from such Reorganization Transactions.

Item 5.  Material to be Filed as Exhibits.
         --------------------------------

     (d)(2) Press Release issued by the Company on July 31, 1998.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 13, 1998
                                        BET HOLDINGS, INC.


                                        By:  /s/ Debra L. Lee
                                             ----------------
                                             Debra L. Lee
                                             President


                                        BTV ACQUISITION CORPORATION


                                        By:  /s/ Robert L. Johnson
                                             ---------------------
                                             Robert L. Johnson
                                             President


                                             /s/ Robert L. Johnson
                                             ---------------------
                                             Robert L. Johnson


                                        TELE-COMMUNICATIONS, INC.


                                        By:  /s/ Robert R. Bennett
                                             ---------------------
                                             Robert R. Bennett
                                             Executive Vice President


                                        LIBERTY MEDIA CORPORATION


                                        By:  /s/ Robert R. Bennett
                                             ---------------------
                                             Robert R. Bennett
                                             President and
                                             Chief Executive Officer

                                 EXHIBIT INDEX


EXHIBIT                                     DESCRIPTION

Exhibit 99.17(d)(2)       Press Release issued by the Company on July 30, 1998.